UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering of Basel Medical Group Ltd

On October 7, 2026, Basel Medical Group Ltd, a British Virgin Islands business company (the “Company”), entered into a placement agency agreement with Cathay Securities, Inc., as the placement agent (the “Placement Agent”), as well as a securities purchase agreement with certain purchasers, pursuant to which the Company will issue and sell 6,000,000 units (the “Units”), at a public offering price of US$1.33 per Unit, each consisting of one ordinary share, no par value per share (each an “Ordinary Share” and collectively the “Ordinary Shares”) or one Pre-Funded Warrant (defined below) of the Company, and one warrant (“Common Warrant”), each to purchase one Ordinary Share.

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BMGL”. The Common Warrants and Pre-Funded Warrants will not be listed or quoted on any exchange. The total gross proceeds to the Company from the Offering, before deducting commissions and offering expenses, will be US$7.98 million. The Company estimates that its net proceeds from this offering will be approximately US$7.28 million. The Company intends to use all of the net proceeds from this offering for general working capital purposes, mergers and acquisitions and other general corporate purposes. The Ordinary Shares issued and to be issued upon warrant exercise and pursuant to this offering are registered pursuant to the Company’s effective registration statement on Form F-1 (File No. 333-298988) and will be freely tradeable without restriction following the closing of this offering.

Each Common Warrant is exercisable immediately on the date of issuance at an exercise price per share equal to 110% of the public offering price of each Unit sold in this offering and will expire five years from the date of issuance. A holder of Common Warrants may, at any time following the closing of this offering within the exercise period and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero cash exercise price option, in which the holder will receive the number of Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration, or a total of 6,000,000 additional Ordinary Shares in the aggregate. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Common Warrants. If all of the 6,000,000 Common Warrants offered to investors in this offering are exercised on a zero cash basis, an aggregate of 6,000,000 Ordinary Shares would be issued upon such zero cash exercise without payment to us of any additional cash.

Each purchaser who purchased Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of our outstanding Ordinary Shares, were offered the opportunity to purchase Units consisting of one pre-funded warrant (in lieu of one Ordinary Share, each a “Pre-Funded Warrant”) and one Common Warrant. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Ordinary Share. The purchase price of each Unit that includes a Pre-Funded Warrant is the final Unit offer price less US$0.01, and the remaining exercise price of each Pre-Funded Warrant will equal US$0.01 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Immediately prior to this offering, the Company had a total of 1,582,111 Ordinary Shares issued and outstanding. Immediately upon the completion of the offering, the Company will have a total of 7,582,111 Ordinary Shares issued and outstanding and a total of 6,000,000 Common Warrants issued and outstanding.

The Company and all of our executive officers, directors and certain shareholders beneficially owning 5.0% or more of our ordinary shares prior to this offering have entered into lock-up agreements in connection with the offering. Under these agreements, the Company and each of these persons may not, without the prior written approval of the Placement Agent, offer, sell, contract to sell or otherwise dispose of or hedge Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares, subject to certain exceptions. The restrictions contained in these agreements will be in effect for a period of 180 days for the Company and 180 days for the executive officers, directors and such shareholders, after the date of the closing of this offering. The Company has agreed that, for a period of 180 days following the closing date of this offering, it will not, without the prior written consent of the Placement Agent, directly or indirectly issue, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Ordinary Shares or any securities convertible into, exercisable for, or exchangeable for Ordinary Shares, other than a prospectus filed with the Commission pursuant to Rule 424(b) in connection with this offering, supplements or amendments to registration statements or supplements previously filed. The Company has also agreed that, during the same 180 days, it will not enter into or consummate any financing or capital-raising transaction, including any equity line of credit, equity financing, convertible bond, convertible note, other equity-linked financing, or variable rate transaction, without the prior written consent of the Placement Agent.

On October 8, 2026, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit No.	Description
4.1	Placement Agency Agreement dated October 7, 2026 between the Company and Cathay Securities, Inc.
4.2	Form of Common Warrant
4.3	Form of Pre-Funded Warrant
4.4	Securities Purchase Agreement dated October 7, 2026 between the Company and the purchasers.
99.1	Press Release dated October 8, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Alton Chun How Neo
Name:	Alton Chun How Neo
Title:	Interim Chief Financial Officer

Date:	October 8, 2026